

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Alan I. Edrick
Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

> **Re: OSI Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed August 21, 2020**
> **File No. 000-23125**

Dear Mr. Edrick:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing